Alexandra Layfield D: 225.248.2030 F: 225.248.3030 alayfield@joneswalker.com

CONFIDENTIAL

February 10, 2020

VIA EDGAR, EMAIL AND FEDEX

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Susan Block and John Dana Brown

Re:	BancPlus Corporation

Amendment No. 1 to the

Registration Statement on Form S-4

Filed January 22, 2020

CIK No. 0001118004

Ladies and Gentleman:

On behalf of our client, BancPlus Corporation, a Mississippi Corporation (the “Company”), we are submitting the Company’s responses to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s above-captioned Amendment No. 1 to the Registration Statement on Form S-4 (the “Registration Statement”) contained in the Staff’s letter dated February 6, 2020 (the “Comment Letter”). The Company is filing today via EDGAR Amendment No. 2 to the above-referenced Registration Statement on Form S-4 (the “Amended Registration Statement”).

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response. Page numbers in the text of the Company’s responses correspond to page numbers in the Amended Registration Statement. Capitalized terms used but not defined herein have the meanings specified in the Amended Registration Statement.

Additionally, we are sending, under separate cover, a copy of the Amended Registration Statement and four marked copies of the Amended Registration Statement showing the changes to the draft of the Registration Statement filed on January 31, 2020.

455 North Boulevard, Suite 800 | Baton Rouge, LA 70802 | T: 225.248.2000 | F: 225.248.2010 | joneswalker.com

Exhibits

1.

Please refer to Exhibit 3.2, Bylaws of BancPlus Corporation, Article IV, Section 1, Designation of Venue. We note that your disclosure under “Exclusive Forum,” at page 143 in your Form S-4 filed January 22, 2020 indicates that BancPlus’ forum selection provision is not intended to apply to claims arising under the Securities Act and the Exchange Act. If the forum selection provision in your bylaws is not intended to apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states that clearly, or tell us how you will inform investors in future filings that the provision is not intended to apply to any actions arising under the Securities Act or Exchange Act. Please also refer to our prior comment 9 in our comment letter to you dated December 20, 2019.

Response:    In response to the Staff’s comment, the board of directors of the Company adopted amended and restated bylaws, as reflected in Exhibit 3.2 of the Amended Registration Statement, to add the following language to Article IV, Section 1 of the bylaws: “The foregoing exclusive forum provision of this Section IV.1 shall not apply to any action brought to enforce any liability or duty created by the Securities Exchange Act of 1934, as amended, the Securities Act of 1933, as amended, or any other claim for which the federal courts have exclusive jurisdiction.”

2.

Please refer to Exhibit 8.2 and the last paragraph of that exhibit. Investors are entitled to rely on the opinion. As such, please revise to eliminate the limitation on reliance expressed in that paragraph. Refer generally to Section III. D. 1 of Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, available on our website at www.sec.gov..

Response:    The opinion of Adams and Reese LLP has been revised in response to the Staff’s comment, filed as Exhibit 8.2 of the Amended Registration Statement.

3.	Please refer to Exhibit 99.1. Please ensure the proxy cards are marked “preliminary” until the time you file a definitive proxy statement. Please refer to Exchange Act Rule 14a6(e)(1).

Response:    The forms of State Capital Corp. proxy card for the SCC special meeting have been revised in response to the Staff’s comment, filed as Exhibit 99.1 of the Amended Registration Statement.

Please do not hesitate to contact either Michael D. Waters at (205) 244-5210 or mwaters@joneswalker.com, or the undersigned at (225) 248-2030 or alayfield@joneswalker.com if you have any questions regarding the foregoing or if we can provide any additional information.

Sincerely,

/s/ Alexandra C. Layfield

cc:	William A. Ray, BancPlus Corporation

M. Ann Southerland, BancPlus Corporation

Michael D. Waters, Jones Walker LLP

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